GUGGENHEIM SECURITIES, LLC
AND SUBSIDIARIES

(An indirect wholly owned subsidiary of Guggenheim Capital, LLC)

Consolidated Statement of Financial Condition

December 31, 2015

(Amounts in thousands)

Assets

Cash	$	11,265
Due from clearing organizations		344,013
Securities purchased under agreements to resell		11,185,748
Securities owned, at fair value ($1,178,926 pledged as collateral)		1,380,922
Securities borrowed		1,141,942
Accounts receivable		15,932
Accrued interest receivable		9,901
Due from affiliates		9,831
Notes receivable from employees		6,008
Fixed assets, net of accumulated depreciation and amortization of $7,303		6,684
Goodwill		21,290
Other assets		4,471
Total assets	$	14,138,007

Liabilities and Member's Equity

Securities sold under agreements to repurchase	$	13,275,346
Securities sold, not yet purchased, at fair value		235,417
Due to clearing organizations		167,175
Due to affiliates		16,113
Note payable		12,000
Accrued expenses and other liabilities		167,741
Total liabilities		13,873,792
Total member's equity		264,215
Total liabilities and member's equity	$	14,138,007

See accompanying notes to consolidated financial statements.